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[AMERICAN GENERAL LIFE COMPANIES LOGO]

                                                 LAUREN W. JONES
                                                 CHIEF COUNSEL, BUSINESS LINES
                                                 Direct Line (713) 831-8470
                                                 FAX (713) 620-3878
                                                 E-mail: Laurie.Jones@aglife.com

                                December 30, 2010

BY EDGAR

Jeffrey A. Foor, Esq.
Senior Counsel, Office of Insurance Products
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.; Mail Stop 4644
Washington, D.C. 20549-4010

     Re: The United States Life Insurance Company in the City of New York ("USL") and
          The United States Life Insurance Company in the City of New York Separate Account USL A ("Registrant")
          Ovation Variable Annuity Contracts
          CIK No. 0000803401

Dear Mr. Foor:

     As Chief Counsel of American General Life Companies, LLC and counsel to USL, as the depositor for the Registrant and on behalf of the Registrant, I am transmitting for filing a Registration Statement on Form N-4 concurrently with this letter. In this regard, USL, on behalf of the Registrant, and the Registrant's principal underwriter, American General Equity Services Corporation ("AGESC"), hereby respectfully request, consistent with Rule 461(a) under the Securities Act of 1933, as amended ("1933 Act"), that the Commission accelerate the effective date of the Registration Statement, so as to make such Registration Statement effective on January 3, 2011.

     USL, Registrant and AGESC are aware of their obligations under the 1933
Act.

                                       Very truly yours,


                                       LAUREN W. JONES


                      AMERICAN GENERAL LIFE COMPANIES, LLC
                  2929 Allen Parkway, AT-30 . Houston, TX 77019